UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S T Rule 101(b)(8)	☐

JBS S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

JBS S.A.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Wesley Mendonça Batista

Chief Executive Officer

Av. Marginal Direita do Tietê, 500, Bloco I, 3º Andar – Vila Jaguara

05118-100 São Paulo – SP

Brazil

Tel: +55 11 3144-4000

(Name, Address (including zip code) and Telephone Number (including area code)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document
1.1	Material Fact (Fato Relevante) filed by JBS S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on February 9, 2012 (English translation) (previously furnished to the Commission as an exhibit to Form CB on February 10, 2012).

(b)	Not applicable.

Item 2.	Information Legends

JBS S.A. (“JBS”) and Vigor Alimentos S.A. (“Vigor”) are Brazilian companies. Information distributed in connection with the proposed exchange offer (oferta pública voluntária de aquisição de ações mediante permuta por ações) under Brazilian law of JBS shares for Vigor shares is subject to Brazilian disclosure requirements that are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and accounting practices in Brazil that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed exchange offer, since the companies are located in Brazil and all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed exchange offer, such as in open market or privately negotiated purchases.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document
2.1	Management Presentation of JBS S.A. and Vigor Alimentos S.A. entitled “Voluntary Public Offering – Share Swap,” dated February 10, 2012.

(2)	Not applicable.
(3)	Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was filed by JBS S.A. with the Commission on February 10, 2012.

(2)	Not applicable.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JBS S.A.
Dated: February 13, 2012
	By:	/s/ Wesley Mendonça Batista

Name: Wesley Mendonça Batista
Title: Chief Executive Officer